August 21, 2025

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	CARGO Therapeutics, Inc. (CIK 0001966494) Pre-Effective Amendment to Registration Statement 333-280249
Pre-Effective Amendment to Registration Statement 333-280249 (Accession No. 0001999371-25-011667)
Pre-Effective Amendment to Registration Statement 333-283661 Form AW Application for Withdrawal (Accession No. 0001999371-25-011666)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CARGO Therapeutics, Inc., a Delaware limited liability company, hereby respectfully requests the immediate withdrawal of the Amendments to the Registration Statements referred to above (the “Amendments”) filed on August 19, 2025, together with all exhibits thereto.

The Amendments were incorrectly tagged as an S-3/A filing instead of a POS AM filing. A correctly tagged submission will be filed shortly.

Thank you for your assistance in this matter.

Very truly yours,

CARGO Therapeutics, Inc.

By:
Name:	Michael Hearne
Title:	Chief Financial Officer